United States securities and exchange commission logo





                             June 4, 2024

       Kevin Kwilinski
       Chief Executive Officer
       Treasure Holdco, Inc.
       101 Oakley Street
       Evansville, IN 47710

                                                        Re: Treasure Holdco,
Inc.
                                                            Draft Registration
Statement on Form 10-12G
                                                            Submitted on May 8,
2024
                                                            CIK No. 0002021031

       Dear Kevin Kwilinski:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10-12G

       Exhibit 99.1
       Proxy Statement/Prospectus of Glatfelter Corporation
       Helpful Information, page 1

   1.                                                   Please revise to
include the definition of    Exchange Ratio    in this section. Additionally
                                                        revise to quantify the
aggregate Merger Consideration, including any needed assumptions.
       Questions and Answers
       Q: What are the Transactions described in this document?, page 6

   2. Please revise your disclosure to quantify the Special Cash Payment that Spinco will pay to
                                                        Berry, including any
needed assumptions and/or a range based on estimated adjustments.
                                                        Clarify whether this
represents the consideration to be received by Berry and, if not, disclose the full
consideration that Berry will receive in connection with the transactions
 Kevin Kwilinski
FirstName  LastNameKevin  Kwilinski
Treasure Holdco, Inc.
Comapany
June 4, 2024NameTreasure Holdco, Inc.
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         here and in your summary section. In this regard, we note disclosure on page 138 that
         Berry expects to receive approximately $1 billion in consideration.
3. Please add disclosure discussing how Glatfelter shareholders will be affected by the proposals, including how the reverse stock split will impact their holdings and the dilutive effects of the share issuance to Berry shareholders. Add risk factor disclosure regarding the material related risks to shareholders.
4. We note your disclosure that, based on market conditions prior to closing, Berry will determine whether to distribute Spinco shares by means of a spin-off, an exchange offer, or a combination of both. Please expand the disclosure to discuss the key factors involved in Berry's decision-making process. Clarify the timing of this determination in relation to the other steps involved in the transactions, and discuss whether and how an exchange offer would alter these steps. To the extent there are any advantages or disadvantages to shareholders based on the election by Berry, please include a materially complete discussion of the impact on shareholders.
Q: Are there any conditions to the completion of the Transactions?, page 11

5. Please revise disclosure here and in the summary section to identify the conditions that may be waived by either party, specifically addressing whether the receipt of the tax opinions, IRS ruling, and/or solvency opinion may be waived. Discuss any material consequences of such waivers. Additionally disclose when the Berry Board expects to obtain the solvency opinion and whether the opinion will be provided to Glatfelter and its shareholders, either prior to or following the shareholder meeting. Interests of Glatfelter's Directors and Executive Officers in the Transactions, page 39

6. We note disclosure on page 99 that certain Glatfelter senior management employees will be eligible to receive benefits of $14 million in connection with the transactions. Please revise this section to disclose the financial interests of Glatfelter s directors and executive officers in the transactions. Additionally discuss whether and how such interests were taken into account when approving the transactions.
Risk Factors
The Glatfelter Bylaws designate the federal District Court for the Middle District of
Pennsylvania...., page 64

7. We note that your forum selection provision identifies the federal District Court for the
         Middle District of Pennsylvania (or if such federal court does not have jurisdiction, any other federal or state court located within the Commonwealth of Pennsylvania) as the
         exclusive forum for certain litigation, including any    derivative
action.    Please disclose
         whether this provision applies to actions arising under the Securities Act or Exchange Act.
         If so, please also state that there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the Securities Act or
         Exchange Act, please also ensure that the exclusive forum provision in the governing
 Kevin Kwilinski
FirstName  LastNameKevin  Kwilinski
Treasure Holdco, Inc.
Comapany
June 4, 2024NameTreasure Holdco, Inc.
June 4,
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         documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
         Act.
Exhibit 99.1 Form S-4
Unaudited Pro Forma Condensed Combined Financial Information, page 95

8. We note the combined financial statements of the HHNF Business (Spinco) are presented
         on a    carve-out    basis in accordance with GAAP. You further
disclose that Spinco
         considers the financial statements to be a reasonable reflection of the business on a standalone basis. Please tell us what consideration you gave to including a pro forma column for autonomous entity adjustments. Refer to Rule 11-01(a)(7) and 11-02(a)(6)(ii)
         of Regulation S-X.
9. We note your disclosure that Berry will provide certain services on a transitional basis pursuant to the Transition Services Agreement, the duration of which is subject to ongoing discussions but will be for a reasonable agreed-upon term of approximately two years, subject to an extension option. Please tell us if this arrangement is reflected in the Pro
         Forma financial statements. Please also describe any new contractual arrangements, as a result of the spin-off, with Berry Global or its subsidiaries, if material.
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements Balance Sheet (a), page 99

10. We note the $1,181 Transaction Fee and cash distribution to Berry. Please clarify what portion of this figure is related to the Special Cash Payment. Otherwise, please tell us how the Special Cash Payment is reflected in the pro forma or Spinco historical financial statements.
Glatfelter's Converted Historical Financial Information, page 101

11. For each item shown in the Adjustments column, please add an explanatory note that identifies the balance sheet item being adjusted and clearly describes why the adjustment is needed. We note the explanation of the $53 million inventory adjustment but note that similar explanations have not been provided for the other adjustments. Management's discussion and analysis of financial condition and results of operations of the
HHNF Business
Discussion of Results of Operations for Fiscal 2023 Compared to Fiscal 2022, page 105

12. We note your disclosure that Net Sales decline was partially offset by a favorable impact from foreign currency. You also disclose that operating income decreases were partially offset by a decrease in selling, general, and administrative expense. When more than one factor is responsible for the change in an income statement line item, please revise to quantify each of the contributing factors, including any offsetting amounts. Please revise to reflect this guidance throughout your MD&A discussion.
 Kevin Kwilinski
FirstName  LastNameKevin  Kwilinski
Treasure Holdco, Inc.
Comapany
June 4, 2024NameTreasure Holdco, Inc.
June 4,
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Liquidity and Capital resources, page 108

13. Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows.
         Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Please refer to Item 303(a) of Regulation S-K and SEC Release No.
         33-8350.
The Transactions
Background of the Transactions, page 117

14. We note your disclosure that Glatfelter initiated contact with Berry in July 2023, reviewed other potential counterparties in September and October 2023 and determined these were
            unlikely to be actionable in the foreseeable future,    but then
contacted four potential
         counterparties in January 2024, each of which declined to pursue a strategic transaction with Glatfelter by February 2024. Please revise to discuss the Board
s decision-making
         process, including the reasons why Berry was originally contacted as the sole counterparty and other potential counterparties were not contacted until later in the process.
         Additionally clarify whether the potential counterparty that was asked to submit a non-
         binding proposal did or did not submit a proposal and, if so, discuss the material terms and how the Board evaluated the proposal.
15. We note your disclosure that a party contacted Glatfelter in March 2024 stating it would like to submit an offer for a potential all-cash acquisition, and the Board determined the
         communication    did not provide a basis for any discussions.
Please revise to further
         elaborate on the Board   s reasons for not pursuing discussions with
such party, for instance
         to determine the    potential purchase price or additional details as
to the parameters or
         viability of such potential alternative transaction    lacking in the
communication.
         Additionally disclose whether the Board provided notice to Berry of a Glatfelter
         Acquisition Proposal as described on page 172.
16. Please revise disclosure in this section to more clearly and fully describe negotiations relating to material terms of the transactions, including the consideration, financing, minimum cash amount, minimum net working capital, assets and liabilities comprising the
         HHNF Business, and solvency opinion. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues (including proposals and counter-
         proposals), and how you reached agreement on the final terms. Additionally describe the amendments to the Spinco Commitment Letter referenced on page 176. Recommendation of the Glatfelter Board, page 125

17. Please revise to describe whether the board took the consideration to be paid to Berry into account in recommending the transactions and, if not, why not. Additionally clarify the
 Kevin Kwilinski
Treasure Holdco, Inc.
June 4, 2024
Page 5
         meaning of    the premium and significant value that would accrue to
Glatfelter   s
         shareholders under Berry   s proposal    referenced on page 121,
including whether this
         takes into account potential dilution resulting from the transactions, and discuss whether and how the Board considered this factor.
Prospective Financial Information
Adjusted HHNF Projections, page 136

18. Please revise to disclose the material assumptions upon which this prospective financial information is based, and to discuss the adjustments made by
Glatfelter   s management.
Ownership of Surviving Entity Following the Transactions, page 139

19. Please revise to disclose the beneficial ownership of the combined company shares after completion of the transactions. Additionally revise the tables on pages 225 and 228 to add a column showing beneficial ownership of the Glatfelter and Berry shares after completion of the transactions.
Liquidity and Capital Resources Following the Transactions, page 151

20. Please revise the disclosure in this section, and elsewhere as appropriate, to discuss the
         Minimum Cash Amount and the net working capital provisions described on page 192.
         Additionally discuss the solvency opinion and how this relates to your expected liquidity and capital resources following the transactions.
Debt Financing, page 197

21. Please revise to disclose material terms of the Spinco Commitment Letter, including
         without limitation the lenders and    customary closing conditions.
Additionally file the
         Spinco Commitment Letter as an exhibit to your registration statement, or advise.
Material U.S. Federal Income Tax Consequences, page 204

22. We note that the distribution and merger are intended to be non-taxable. Please revise the tax disclosure so that it is consistent with your receipt of tax
opinions, discloses counsel   s
         opinions on the material tax consequences, and does not assume the legal conclusions that the Spinco Distribution will qualify as a tax-free distribution under
Section 355 of the
         Code and the merger will qualify as a    reorganization    under
Section 368(a) of the Code.
Annex A - RMT Transaction Agreement
Section 8.19 - Financing, page A-62
FirstName LastNameKevin Kwilinski
23. Please disclose, wherever applicable, the details of the Project Grape Commitment Letter,
Comapany    NameTreasure
       including           Holdco,
                 the effects, if any, Inc.
                                      the Letter has on the Spinco Financing or
the Permanent
June 4,Financing.
        2024 Page 5
FirstName LastName
 Kevin Kwilinski
FirstName  LastNameKevin  Kwilinski
Treasure Holdco, Inc.
Comapany
June 4, 2024NameTreasure Holdco, Inc.
June 4,
Page 6 2024 Page 6
FirstName LastName
Exhibits

24. Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to the registration statement on Form S-4, including those to be assigned to the combined company or to which the combined company will otherwise succeed following the transactions. In this regard, we note references to the financing agreements, transition services agreement, intellectual property agreement, data rights agreement, and 2024
         Omnibus Incentive Plan, in addition to various employment agreements and incentive programs.
25.      We note you intend to file the form of preliminary proxy card as
Exhibit 99.4. Please note
         that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.
26. Please revise the exhibit index of your Form 10 and Glatfelter's Form S-4 to include active hyperlinks to each exhibit, as required by Item 601(a)(2) of Regulation S-K.
General

27. Please revise your cross-reference sheet to specifically incorporate by reference information related to Berry Global, Spinco, their respective subsidiaries or the HHNF business, and the transactions that is contained within the Form S-4 filed as Exhibit 99.1.
         Include, without limitation, the following sections:    Questions and
Answers about the
         Transactions,       Summary,       Adjusted HHNF Projections,
Berry   s Reasons for the
         Transactions,       Non-GAAP Financial Measures,       The
Transactions,       The RMT
         Transaction Agreement,       The Separation and Distribution
Agreement,       Other
         Agreements Related to the Transactions,       Material U.S. Federal
Income Tax
         Consequences,       Legal Matters,    and    Experts.
28.      Please provide an analysis as to Glatfelter   s eligibility to
incorporate information by
         reference pursuant to General Instruction B.1 of Form S-4, or revise to include the disclosure required by Item 14 of Form S-4.
       Please contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing